-------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                  SCHEDULE 13D

             under the Securities Exchange Act of 1934 as amended
                                (Amendment No. 6)

                            WIMM-BILL-DANN FOODS OJSC

-------------------------------------------------------------------------------
                                (Name of Issuer)

              ORDINARY SHARES, PAR VALUE 20 RUSSIAN RUBLES EACH

-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    97263M10
-------------------------------------------------------------------------------
                                 (CUSIP Number)

          Roman V. Bolotovsky                     Natalia V. Elizarova


       Wimm-Bill-Dann Foods OJSC           c/o I.M. Arteks Holdings Limited
   16/15 Yauzsky Blvd. Moscow 109028       Naousis, 1 Karapatakis Building,
                Russia                        P.C. 6018, Larnaca, Cyprus
         Tel: +7-095-105-5805                   Tel: + 357 24 66 88 00
         Fax: +7-095-105-5800                   Fax: + 357 24 66 88 66

                                 with a copy to:

                             Mark M. Banovich, Esq.
                       LeBoeuf, Lamb, Greene & MacRae LLP
                       5 Nikitsky Pereulok, Moscow 125009
                                     Russia
                              Tel.: +7-095-737-5000
                              Fax: +7-095-737-5050

-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                      November 7, 2006 and January 1, 2007
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                            -------------------------

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
                         (Continued on following pages)
                              (Page 1 of 17 Pages)

CUSIP No. 97263M10                    13D                        Page  2 of 17

1. NAME OF REPORTING PERSON
-----------------------------------------------------------------------------
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Gavril A. Yushvaev
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_| (b) |X|
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)
                                                                 |-|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation
             ----------------------------------------------------------------
               7. SOLE VOTING POWER

                     None
             ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         21,289,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          8,559,518
             ----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                     None
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,289,049
-----------------------------------------------------------------------------
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.39%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page  3 of 17

-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Mikhail V. Dubinin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_| (b) |X|
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)
                                                                 |-|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation
             ----------------------------------------------------------------
               7. SOLE VOTING POWER

                     None
             ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         21,289,049
OWNED BY     ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          2,274,878
             ----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                     None
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,289,049
-----------------------------------------------------------------------------
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.39%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page  4 of 17

----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Sergei A. Plastinin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_| (b) |X|
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
 2(d) OR 2(e)
                                                         |-|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation
             ----------------------------------------------------------------
               7. SOLE VOTING POWER

                     None
             ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         21,289,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          3,964,639
             ----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                     None
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,289,049
-----------------------------------------------------------------------------
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.39%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page  5 of 17

-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Alexander S. Orlov
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)
                                                         |-|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation
             ----------------------------------------------------------------
               7. SOLE VOTING POWER

                     None
             ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         21,289,049
OWNED BY     ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          1,393,127
             ----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                     None
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,289,049
-----------------------------------------------------------------------------
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.39%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 6 of 17

-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      David Iakobachvili
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)
                                                                  |-|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

      Kingdom of Sweden
             ----------------------------------------------------------------
               7. SOLE VOTING POWER

                     None
             ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         21,289,049
OWNED BY     ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          4,451,070
             ----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

             ----------------------------------------------------------------
                     None
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,289,049

-----------------------------------------------------------------------------
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.39%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 7 of 17

-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Mikhail I. Vishnyakov
-----------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)
                                                         |-|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation
             ----------------------------------------------------------------
               7. SOLE VOTING POWER

                     None
             ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         21,289,049
OWNED BY       ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          440,000
             ----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                     None
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,289,049
-----------------------------------------------------------------------------
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.39%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 8 of 17

-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Evgeny L. Yaroslavskiy
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS

-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)
                                                         |-|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation

             ----------------------------------------------------------------
               7. SOLE VOTING POWER

                     None
             ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         None
OWNED BY     ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          None
             ----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                     None
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None
-----------------------------------------------------------------------------
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      None
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 9 of 17

-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Victor E. Evdokimov
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                     (a) |_|
                                                     (b) |X|
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS

                  OO
-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)
                                                        |-|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

      Russian Federation

             ----------------------------------------------------------------
               7. SOLE VOTING POWER

                     None
             ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         21,289,049
OWNED BY       --------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          22,178
               --------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                     None
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,289,049

-----------------------------------------------------------------------------
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |-|
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.39%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

      IN
-----------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 10 of 17

-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      I.M. Arteks Holdings Limited

-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |X|
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS

      OO
-----------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)
                                                                      |-|
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

      Cyprus
             ----------------------------------------------------------------
               7. SOLE VOTING POWER

                     None
             ----------------------------------------------------------------
NUMBER OF      8.    SHARED VOTING POWER
SHARES
BENEFICIALLY         21,289,049
OWNED BY     ----------------------------------------------------------------
EACH           9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          183,639
             ----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                     None
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,289,049
-----------------------------------------------------------------------------
12. CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               |-|
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.39%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

      CO
-----------------------------------------------------------------------------

CUSIP No. 97263M10                    13D                        Page 11 of 17

                                  SCHEDULE 13D

     This Amendment No.6 (this "Amendment No.6") is being filed by the Reporting Persons to amend the statement on Schedule 13D filed with the Securities and Exchange Commission on September 16, 2003 (the "Initial Schedule 13D"), as amended by Amendment No.1 thereto filed with the Securities and Exchange Commission on November 21, 2003 ("Amendment No.1"), Amendment No.2 thereto filed with the Securities and Exchange Commission on March 3, 2004 ("Amendment No.2"), Amendment No.3 thereto filed with the Securities and Exchange Commission on March 30, 2004 ("Amendment No. 3"), Amendment No.4 thereto filed with the Securities and Exchange Commission on June 25, 2004 ("Amendment No. 4")and Amendment No. 5 thereto filed with the Securities and Exchange Commission on March 22, 2005. The Initial Schedule 13D, as amended by Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4 and Amendment No. 5, may be referred to herein as the "Schedule 13D".

Item 1.     Security and Issuer
            -------------------

     This Amendment No.6 is filed with respect to the ordinary shares, par value 20 Russian rubles per ordinary share (the "Ordinary Shares"), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the "Issuer"), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 109028, Russian Federation. The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which each American Depositary Share of the Issuer (the "American Depositary Shares" or "ADSs") represents one Ordinary Share. The Ordinary Shares may also be traded outside of the United States pursuant to Regulation S through a Global Depositary Share facility in which each Global Depositary Share of the Issuer (the "Global Depositary Shares" or "GDSs") represents one Ordinary Share. Each reference in this Amendment No.6 to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares or Global Depositary Shares representing such Ordinary Shares. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2.    Identity and Background
           -----------------------

The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(c) and (f) This statement on Schedule 13D is being filed by Gavril A. Yushvaev, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, David Iakobachvili, Mikhail I. Vishnyakov, Yevgeny L. Yaroslavskiy and Victor E. Evdokimov(the "Natural Reporting Persons"), and Arteks Holdings Limited, a Cyprus limited liability company ("Arteks"). Due to the sale by Yevgeny L. Yaroslavskiy of 573,140 Ordinary Shares as described in items 3 and 5(c) hereof, and with effect from this filing, Yevgeny L. Yaroslavskiy will cease to be a Natural Reporting Person and a Reporting Person. All references to Natural Reporting Persons and Reporting Persons hereinafter set forth shall be construed accordingly.

Exhibit 1 sets forth the following information with respect to each Natural Reporting Person: (i) name; (ii) residence or business address; and (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Please see Item 6 of the cover page to this Schedule 13D for the citizenship of each Natural Reporting Person.

CUSIP No. 97263M10                    13D                        Page 12 of 17

Item 3.     Source and Amount of Funds and other Consideration

Paragraph (1) of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On February 06, 2006, Gavril A. Yushvaev acquired 249,111 Ordinary Shares from Evgeny L. Yaroslavskiy using his personal funds to pay the purchase price of USD
14.19 per share.

On February 08, 2006, Gavril A. Yushvaev acquired 37,459 Ordinary Shares from Evgeny L. Yaroslavskiy using his personal funds to pay the purchase price of USD 14.16 per share.

On February 08, 2006, David Iakobachvili acquired 286,570 Ordinary Shares from Evgeny L. Yaroslavskiy using his personal funds to pay the purchase price of USD
14.16 per share.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

Clauses (i) through (ix) of Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(i) Gavril A. Yushvaev is a direct holder of 8,559,518 Ordinary Shares, as to which Gavril A. Yushvaev possesses sole investment power;

(ii) Mikhail V. Dubinin is a direct holder of 2,274,878 Ordinary Shares, as to which Mikhail V. Dubinin possesses sole investment power;

(iii) Sergei A. Plastinin holds 3,964,639 Ordinary Shares, directly, or indirectly through Lendero Limited, a limited liability company organized under the laws of the Republic of Cyprus, possesses sole investment power as to all such Ordinary Shares;

(iv) Alexander S. Orlov is a direct holder of 1,393,127 Ordinary Shares, as to which Alexander S. Orlov possesses sole investment power;

(v) David Iakobachvili is a direct holder of 4,451,070 Ordinary Shares, as to which David Iakobachvili possesses sole investment power;

(vi) Mikhail I. Vishnyakov is a direct holder of 440,000 Ordinary Shares, as to which Mikhail I. Vishnyakov possesses sole investment power;

(vii) Victor E. Evdokimov is a direct holder of 22,178 Ordinary Shares, as to which Victor E. Evdokimov possesses sole investment power; and

(viii) I.M.Arteks Holdings Limited is a direct holder of 183,639 Ordinary Shares, as to which I.M.Arteks Holdings Limited ("Arteks") possesses sole investment power.

(c) In November 2006, certain of the Reporting Persons sold an aggregate of 4,400,000 Ordinary Shares (representing in the aggregate approximately 10.00% of the outstanding Ordinary Shares, based on information contained in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 16, 2006), in a public offering in Russia outside the United States at a price per share of USD 37.50.

On November 02, 2006, Mikhail I. Vishnyakov sold 377,790 Ordinary Shares, Mikhail V. Dubinin sold 594,458 Ordinary Shares, Victor E. Evdokimov sold 61,841 Ordinary Shares, Alexander S. Orlov sold 364,043 Ordinary Shares, Sergei A. Plastinin sold 325,600 Ordinary Shares owned personally by him and 440,000 Ordinary Shares owned by Lendero Limited, and Arteks sold 771,068 Ordinary Shares.

On November 03, 2006, Mikhail I. Vishnyakov sold 218,727 Ordinary Shares, and Victor E. Evdokimov sold 85,651 Ordinary Shares.

On November 07, 2006 Arteks sold 1,160,822 Ordinary Shares.

In total, each of the following Reporting Persons sold the number of Ordinary Shares,

CUSIP No. 97263M10                    13D                        Page 13 of 17

representing approximately the percentage of the outstanding Ordinary Shares, indicated below (percentages may not total to 10.00% due to rounding):

      Reporting Person     Number of Shares    Percentage of Shares
      ----------------     ----------------    --------------------

      Mikhail V. Dubinin        594,458            1.35%

      Sergei A. Plastinin       765,600            1.74%
      Alexander S. Orlov        364,043            0.83%

      Mikhail I.                596,517            1.36%
      Vishnyakov

      Victor E. Evdokimov       147,492            0.34%

      I.M.Arteks Holdings       1,931,890          4.39%
      Limited

In February 2006 Evgeny L. Yaroslavskiy sold an aggregate of 573,140 Ordinary Shares (representing in the aggregate approximately 1.30% of the outstanding Ordinary Shares, based on information contained in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 16, 2006) in private transactions in Russia at a price per share of USD 14.19 (249,111 Ordinary Shares) on February 6, 2006, and USD 14.16 (324,029 Ordinary Shares) on February 8, 2006. Each of the following Reporting Persons purchased from Mr. Yaroslavskiy the number of Ordinary Shares, representing approximately the percentage of the outstanding Ordinary Shares, indicated below:

      Reporting Person     Number of Shares    Percentage of Shares
      ----------------     ----------------    --------------------

      Gavril A. Yushvaev        286,570              0.65%

      David Iakobachvili        286,570              0.65%

(d) So far as the Reporting Persons are aware, except as set forth in this Amendment, no other person has the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Persons.

(e) As a result of the transactions described in Item 5(c) above, Evgeny L. Yaroslavskiy ceased to be the beneficial owner of the Issuer's Ordinary Shares. Gavril A. Yushvaev and David Iakobachvili increased their beneficial ownership to approximately 19,45% and 10,12% of the outstanding Ordinary Shares, respectively.

Item 6. Contacts. Arrangements, Understandings or Relationships with
        ------------------------------------------------------------
Respect to Securities of the Issuer
-----------------------------------

Paragraph 2 of the Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

All Pledge Agreements entered into by Mikhail Dubinin relating to Ordinary Shares beneficially owned by him have been terminated and the pledges released.

CUSIP No. 97263M10                    13D                        Page 14 of 17

Item 7. Material to be Filed as Exhibits
        --------------------------------

(1) Information concerning Natural Reporting Persons.

(2) Specific Power of Attorney, dated February 1, 2007, by I.M.Arteks Holdings Limited, appointing Natalia V. Elizarova as attorney-in-fact.

(3) Power of Attorney, dated April 5, 2005, by each of the Natural Reporting Persons, appointing each of Roman V. Bolotovsky and Tatiana A. Mikhaylova, acting individually, as attorneys-in-fact (incorporated by reference to Amendment No.5).

CUSIP No. 97263M10                    13D                        Page 15 of 17

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we, the undersigned, hereby certify that the information set forth in this statement is true, complete and correct.



Date:  February 15, 2007                  By   /s/ Roman V. Bolotovsky
                                           ------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Gavril A.
                                           Yushvaev

Date:  February 15, 2007                  By   /s/ Roman V. Bolotovsky
                                           ------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Mikhail V.
                                           Dubinin

Date:  February 15, 2007                  By   /s/ Roman V. Bolotovsky
                                           ------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Sergei A.
                                           Plastinin

Date:  February 15, 2007                  By   /s/ Roman V. Bolotovsky
                                           ------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Alexander S.
                                           Orlov

Date:  February 15, 2007                  By   /s/ Roman V. Bolotovsky
                                           ------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for David
                                           Iakobachvili

Date:  February 15, 2007                  By   /s/ Roman V. Bolotovsky
                                           ------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Mikhail I.
                                           Vishnyakov

Date:  February 15, 2007                  By   /s/ Roman V. Bolotovsky
                                           ------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Victor E.
                                           Evdokimov

Date:  February 15, 2007                  By   /s/ Roman V. Bolotovsky
                                           ------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for Evgeny L.
                                           Yaroslavskiy

Date:  February 13, 2007                   I.M. Arteks Holdings Limited
                                           By   /s/  Natalia V. Elizarova
                                           ------------------------------------
                                           Name: Natalia V. Elizarova
                                           Title:   Attorney-in-Fact

CUSIP No. 97263M10                    13D                        Page 16 of 17

                                                                      Exhibit 1

Set forth below are the name, business address and present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, for each of the Reporting Persons:

Name                   Business Address            Employment and Employer
----                   ----------------------      -----------------------
Gavril A. Yushvaev     Wimm-Bill-Dann Foods OJSC   Member of the Board
                       16/15 Yauzsky Blvd.         of Directors of
                       Moscow 109028 Russia        Wimm-Bill-Dann Foods OJSC
Mikhail V. Dubinin     Wimm-Bill-Dann Foods OJSC   Member of the Board
                       16/15 Yauzsky Blvd.         of Directors of
                       Moscow 109028 Russia        Wimm-Bill-Dann Foods OJSC
Sergei A. Plastinin    Wimm-Bill-Dann Foods OJSC   Member of the Board
                       16/15 Yauzsky Blvd.         of Directors of
                       Moscow 109028 Russia        Wimm-Bill-Dann Foods OJSC
Alexander S. Orlov     Wimm-Bill-Dann Foods OJSC   Member of the Board
                       16/15 Yauzsky Blvd.         of Directors of
                       Moscow 109028 Russia        Wimm-Bill-Dann Foods OJSC
David Iakobachvili     Wimm-Bill-Dann Foods OJSC   Chairman of the Board
                       16/15 Yauzsky Blvd.         of Directors of
                       Moscow 109028 Russia        Wimm-Bill-Dann Foods OJSC
Mikhail I. Vishnyakov  Wimm-Bill-Dann Foods OJSC   Shareholder of the Issuer
                       16/15 Yauzsky Blvd.
                       Moscow 109028 Russia
Victor E. Evdokimov    Wimm-Bill-Dann Foods OJSC   Member of the Board
                       16/15 Yauzsky Blvd.         of Directors of
                       Moscow 109028 Russia        OJSC Tsaritsino Dairy Plant

CUSIP No. 97263M10                    13D                        Page 17 of 17

                                                                     Exhibit 2

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that

                          I.M. ARTEKS HOLDINGS LIMITED

a company incorporated under and pursuant to the Laws of the Republic of Cyprus (hereinafter called "the Grantor") with Registered Office at 1 Naousis street, Karapatakis Building, P.C. 6018, Larnaca, Cyprus, has made, constituted and appointed and by these presents does make, constitute and appoint

                         Elizarova Natalia Vladimirovna,
born on December 09, 1949 (passport No. 45 05 119606, issued by Passport Office No. 1 of OVD of Taganskiy district of Moscow on April 16, 2003), residing at:
Moscow, B. Fakelniy pereulok, 2/22, apt. 75 (hereinafter called "the Attorney") its Attorney, for it and in its name, place and stead to do all or any of the following acts and deeds:

1. To represent the Grantor before any person, persons, corporations, organizations, agencies, governmental authorities, commissions, security or stock exchanges, depositaries or any other authority or legal entity or registrar with regards to or in connection with: (i) any acquisition or disposal, including any purchase and sale, of shares/securities and/or participatory interests of any company or corporation (hereinafter the "Shares"); or (ii) any necessary filing or disclosure to be made in connection with the acquisition or disposal, or otherwise in relation to the Grantor and the Shares;

2. To execute and sign on behalf of the Grantor any transfers, assignments, deeds and instruments whatsoever and perform any and all acts and formalities deemed necessary with relation to the purchase and sale of Shares;

3. To negotiate, enter into, sign any contract or sale agreement on behalf of the Grantor and to carry into effect and perform all such agreements entered into by the Grantor with any other person, persons, corporations, organizations or agencies with regards to the purchase and sale of Shares; and

4. To execute, sign, deliver, submit and receive any and all documents and notices necessary or advisable for proper performing or causing to be performed of all and any acts which the Attorney is by these presents empowered to do;

AND the Grantor hereby undertakes to ratify everything which the Attorney in that behalf hereinbefore contained shall do or purport to do in virtue of this Power of Attorney.

IN WITNESS WHEREOF the Common Seal of the Company was affixed to this deed in the presence of Dr. Andreas Karapatakis, Director and A.J.K. Management Services Limited, Secretary this 1st day of February, 2007.

For and on Behalf of I.M. Arteks Holdings Limited

/-/ Andreas Karapatakis
---------------

Dr. Andreas Karapatakis
Director

/s/ for and on behalf of A.J.K. Management Services Limited
--------------------------------------------
A.J.K. Management Services Limited, Secretary [A.J.K. Management Services Limited Seal]

This Power of Attorney is valid for the period of one year.